Exhibit 4.23

DryShips Inc. Attn.: Mr Ziad Nakhleh 80, Kifissias Av. 151 25 Amaroussion Greece	Tanja Lauerer / st
International Loans
	Direct Line	+49 421 3609-290
	Telefax	+49 421 3609-329
tanja.lauerer@schiffsbank.com

19th May 2010

1.	USD 125 million loan facility between Deutsche Schiffsbank Aktiengesellschaft and Norwal Star Owners and Ionian Traders Inc. dated 13th May 2008 as amended (the “Capri / Positano Loan Facility”)

2.	USD 35 million loan facility between Deutsche Schiffsbank Aktiengesellschaft and Ioli Owning Company Limited dated 2nd October 2007 as amended (the “Paros Loan Facility”)

Dear Ziad,

Reference is made to your e-mail dated 7th May 2010 in connection with the request for a waiver in regard to Article 12.3.19 of the Capri/Positano Loan Facility and Article 12.2.19 of the Paros Loan Facility.

We, Deutsche Schiffsbank Aktiengesellschaft, (respective the syndicate of the above mentioned facilities) hereby confirm our approval to waive the Employment Requirement subject to a successful placement of the prospected USD 1bn high yield bond until 30th September 2010, which proceeds shall be used to secure the financing of the two Drillships 1837 and 1838. In case the bond can not be issued until the 30th September 2010 the original Employment Requirement will be triggered again.

The above approval is subject to documentation acceptable to us.

If you have any questions please do not hesitate to contact us.

Best regards,

Deutsche Schiffsbank Aktiengesellschaft

/s/ Illegible

Deutsche Schiffsbank Aktiengesellschaft

Domshof 17	Head Offices	Chairman of the Supervisory Board
D-28195 Bremen	Bremen and Hamburg	Jochen Klösges
PO. Box 10 62 69
D-28062 Bremen	Commercial Register	Board of Managing Directors
Telephone +49 421 3609-0	Local Court Bremen HRB 4062	Werner Welmann (Speaker of the Board)
Telefax +49 421 3609-326	Local Court Hamburg HRB 42653	Dr. Rainer Jakubowski
SWIFT DESBDE22	VAT Reg. No. DE153094769	Tobias Müller